UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  333-211292

Guaranty Bancorp

(Exact name of registrant as specified in its charter)

1331 Seventeenth Street

Suite 200

Denver, Colorado 80202

(303) 675-1194

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.75% Fixed-to-Floating Rate Subordinated Notes due July 20, 2026

(Title of each class of securities covered by this Form)

Common Stock, $0.001 par value per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 12

Pursuant to the requirements of the Securities Exchange Act of 1934, Independent Bank Group, Inc., as successor by merger to Guaranty Bancorp, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

INDEPENDENT BANK GROUP, INC.
as successor by merger to Guaranty Bancorp

Date:	January 11, 2019	By:	/s/ David R. Brooks
		Name:	David R. Brooks
		Title:	Chairman, Chief Executive Officer and President